UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the transition period from              to

Commission file number 1-13782

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Westinghouse Air Brake Company Savings Plan

for Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

REQUIRED INFORMATION

The Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are presented on pages 2 through 7. The 2002 financial statements were audited, and the 2002 report of independent registered public accounting firm is included on page 1. The 2003 financial statements are unaudited due to the number of participants in the Plan at the beginning of fiscal 2003 falling below the number of participants requiring audit under ERISA.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

Form 11-K Annual Report Pursuant To Section 15(D) of

the Securities Exchange Act of 1934

For The Fiscal Year Ended December 31, 2003

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees and Participants:

We have audited the accompanying statement of net assets available for benefits of the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Pittsburgh, PA

June 6, 2003

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Unaudited
	December 31
	2003	2002
Investments, at market	$308,417	$760,542
Employee contribution receivable	—	5,166
Participant loans	5,610	52,471

Net assets available for benefits	$314,027	$818,179

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Unaudited
	Years ended December 31
	2003	2002
Net assets available for benefits, beginning of year	$818,179	$987,888

Increases:
Employee contributions	20,614	92,321
Net appreciation in fair value of investments	68,500	—
Transfer in from other plans	—	8,283
Investment income:
Interest and dividends	6,940	27,836

Total increases	96,054	128,440

Decreases:
Benefit payments	54,564	188,473
Net depreciation in fair value of investments	—	109,051
Transfer out to other plans	545,481	—
Administrative expenses	161	625

Total decreases	600,206	298,149

Net decrease	(504,152)	(169,709)

Net assets available for benefits, end of year	$314,027	$818,179

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 (UNAUDITED) AND 2002

1. DESCRIPTION OF PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document and Summary Plan Description for more complete information.

General

The Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees (the Plan), effective May 1, 1999, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC).

Contributions

Participants may contribute, through payroll deductions, employee elective contributions from 1% to 20% of their compensation, limited to $12,000 in 2003. In addition, participants may contribute employee after-tax contributions from 1% to 20% of their compensation in 2003. Participants who were 50 years or older during the calendar year 2003 were allowed to contribute up to $2,000 in catch-up contributions in addition to the 20% maximum.

Participant total annual contributions may not exceed the contribution limits under Section 415(c) of the IRC. In addition, the combination of an employee’s elective contribution and after-tax contribution could not exceed 20% of his/her compensation in 2003 and 2002.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals—A participant may withdraw any portion of his/her employee after-tax account and rollover accounts once in any six-month period. Once a participant has reached age 59- 1/2, he/she can withdraw any portion of his/her employee elective account, provided that the participant simultaneously withdraws (or has previously withdrawn) the entire amount of his/her employee after-tax account and rollover accounts, if applicable.

Hardship Withdrawals—In the case of hardship, as defined in the plan document, the participant can receive 100% of his/her employee elective account. Hardship withdrawals are limited to once every plan year.

Loans

Participants may receive loans from the Plan. At no time shall the loans of the participant exceed the lesser of 50% of the value of the participant’s vested balance of his/her account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on prevailing commercial rates as determined quarterly by the plan administrator. The interest rates on participant loans range from 5% to 7.75%.

Vesting

Employee contributions are at all times 100% vested and nonforfeitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting. Certain expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Westinghouse Air Brake Technologies Corporation (the Company).

Investments

Investments are valued at their market values based on published quotations.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3. INVESTMENTS

The trustee of the Plan holds the Plan’s investments and executed transactions therein. The fair market values of individual assets that represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002 are as follows:

	December 31
	2003	2002
T. Rowe Price Science & Technology Fund	$84,480	68,134
Fidelity Managed Income Portfolio II	67,306	336,071
Fidelity Freedom 2040 Fund	45,904	49,246
Fidelity Freedom 2020 Fund	27,617	16,470
Fidelity Freedom 2030 Fund	26,792	14,542
Banc One Bond Fund	21,151	31,090
Fidelity Equity Income Fund	258	46,111
Fidelity Asset Manager Fund	66	62,015

For the years ended December 31, 2003 and 2002, investment income for the Plan is as follows:

	Years ended	December 31,
	2003	2002
Net appreciation (depreciation) in fair value of investments:
Westinghouse Air Brake Technologies Corporation common stock	$2,362	$4,323
Mutual funds	66,138	(113,374)

	68,500	(109,051)

Interest & dividends	6,940	27,836

Total investment gain (loss)	$75,440	$(81,215)

Investment Options

The trustee of the investments is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated May 1, 1999. Fidelity maintains the investments and provides record-keeping functions for the Plan. Each participant’s account, at the discretion of the participant, may be invested in a variety of funds.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment.

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 410(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

SAVINGS PLAN FOR HOURLY EMPLOYEES

PLAN NUMBER 009

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Description of Investment	Units/Shares	Current Value
Common Stock
* Wabtec Corporation	919.509	$12,947

Registered Investment Companies
T. Rowe Price Science & Technology Fund	4,493.593	84,480
Banc One Bond Fund	1,924.576	21,151
* Fidelity Magellan	58.761	5,743
* Fidelity Contrafund	21.715	1,072
* Fidelity Equity Income Fund	5.180	258
* Fidelity Growth Company Fund	66.479	3,329
* Fidelity Overseas Fund	212.704	6,685
* Fidelity Blue Chip Growth Fund	3.907	155
* Fidelity Asset Manager Fund	4.199	66
* Fidelity Low Price Stock Fund	1.701	59
* Fidelity Freedom 2010 Fund	372.775	4,854
* Fidelity Freedom 2020 Fund	2,121.083	27,616
* Fidelity Freedom 2030 Fund	2,068.873	26,792
* Fidelity Managed Income Portfolio II	67,306.150	67,306
* Fidelity Freedom 2040 Fund	6,072.023	45,904

Loan Fund
* Participant loans		5,610

		$314,027

*	Indicates party-in-interest.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westinghouse Air Brake Technologies Corporation

By	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Vice President, Human Resources and Plan Administrator of the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees

June 25, 2004